Filed Pursuant to Rule 433
Registration Statement No. 333-195266

Pricing Term Sheet

November 13, 2014

Agrium Inc.

US$500,000,000 5.250% Debentures due 2045

Issuer:	Agrium Inc.

Expected Ratings[1]:	Baa2 (Stable)/BBB (Stable) (Moody’s/S&P)

Format:	SEC Registered – Registration Statement No. 333-195266

Ranking:	Senior Unsecured

Trade Date:	November 13, 2014

Settlement Date:	November 18, 2014 (T + 3)

Maturity Date:	January 15, 2045

Aggregate Principal Amount Offered:	US$500,000,000

Coupon:	5.250%

Price to Public (Issue Price):	99.491%

Interest Payment Dates:	July 15 and January 15 of each year, beginning on July 15, 2015

Benchmark:	UST 3.375% due May 15, 2044

UST Spot (Price/Yield)	105-20 / 3.083%

Spread to Benchmark:	T + 220 basis points

Re-offer Yield:	5.283%

Net Proceeds (before expenses) to Issuer:	US$493,080,000

Optional Redemption:	At any time and from time to time at the Treasury Rate +35 basis points at any time prior to July 15, 2044 (six months prior to the Maturity Date). Callable at 100% at any time on or after July 15, 2044 (six months prior to the Maturity Date).

CUSIP / ISIN:	008916AN8 / US008916AN82

Denominations:	Minimum denominations of US$2,000 and integral multiples of US$1,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Scotia Capital (USA) Inc.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Co-Managers:

BMO Capital Markets Corp.

CIBC World Markets Corp.

AltaCorp Capital Inc.

BNP Paribas Securities Corp.

National Bank of Canada Financial Inc.

TD Securities (USA) LLC

ANZ Securities, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

RBS Securities Inc.

The Issuer has filed a Registration Statement (File No. 333-195266), including a base shelf prospectus dated April 24, 2014 with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian system for electronic document analysis and retrieval (SEDAR) website at www.sedar.com. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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